

Mail Stop 5546

June 1, 2007

Via Facsimile and US Mail

Howard Stringer
Chief Executive Officer
Sony Kabushiki Kaisha
7-35, Kitashinagawa 6-Chome, Shinagawa-Ku
Tokyo 141-0001
Japan

> **Re:** **Sony Kabushiki Kaisha**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed September 1, 2006**
> **File No. 1-6439**

Dear Mr. Stringer:

We have reviewed your response dated December 20, 2006 and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment two and the statement that "[n]o exports to Iran, Sudan, or Syria are made from the United States or by U.S. persons." Please expand your qualitative materiality analysis to discuss whether you sell products listed in our prior comment two, or any other dual-use products (including "semiconductors and personal computers") into Iran, Sudan or Syria and, if so, the possibility that such products might be used in terrorist-sponsoring or weapons development activities by those countries. Discuss in this regard the applicability to your Iran-related operations of Section 5(b) of the Iran Sanctions Act, as amended on September 30, 2006. Please also address the possibility that your reputation may be harmed by your sales, if any, into Iran, Sudan or Syria.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comment. Please submit your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance

       William F. Gorin
       Cleary Gottlieb Steen & Hamilton LLP
       (212) 225-3999 (fax)